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SEC Mail Processing Section

SEC FILE NUMBER
8-52441

MAR 10 2017

Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) **AND ENDING** 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Precision Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16885 Via Del Campo Ct., Suite 120
(No. and Street)

San Diego, CA 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn Turner (858) 673-6653
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co.
(Name - if individual, state last, first, middle name)

1551 N Tustin Ave., Suite 1000 *(Address)* Santa Ana *(City)* California *(State)* 92705 *(Zip Code)*

2017 MAR 10 AM 8:04 RECEIVED / TM

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Shawn Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Precision Securities,, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

President

Signature, Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document and not the truthfulness, accuracy, or validity of the account.

State of California, County of San Diego

Subscribed and sworn to (or affirm) before me on this 7th day of March, 2017, by, Shawn Turner
Proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

MAUREEN E. O'CONNOR
Notary Public - California
San Diego County
Commission # 2176987
My Comm. Expires Jan 21, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Precision Securities, LLC

Table of Contents

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Precision Securities, LLC
San Diego, California

We have audited the accompanying statement of financial condition of Precision Securities, LLC (the Company), as of December 31, 2016, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on thee financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 12 through 14 has been subjected to audit procedures performed in conjunction with the audit of Precision Securities, LLC financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and control, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
March 7, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

Precision Securities, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 164,260
Deposits with clearing organizations	800,715
Commissions receivable	1,163,104
Prepaid expenses and other	322,288
Furniture and equipment, less accumulated depreciation of $106,281	2,689
Total assets	$ 2,453,056

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 78,099
Commission payable	784,741
Total liabilities	862,840
Members' equity	
Total members' equity	1,590,216
Total liabilities and members' equity	$ 2,453,056

See independent auditors' report and notes to financial statements.

Precision Securities, LLC
Statement of Income
Year Ended December 31, 2016

Revenues	
Commission on Listed Equity Securities	$ 924,768
Commission on Listed Options	57,606
All Other Securities Commissions	9,358,518
Other Revenue	5,424,184
Total revenues	15,765,076
Expenses	
Employment Expense	60,000
Other Employee Compensation and Benefits	2,087,279
Commissions Paid to Other Broker-Dealers	105,891
Other Expenses	5,209,964
Total expenses	7,463,134
Income before income taxes	8,301,942
Income tax expense	12,800
Net income	$ 8,289,142

See independent auditors' report and notes to financial statements.

Precision Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2016

Balance, beginning of year	$ 583,356
Capital Contributions	0
Distributions	(7,282,282)
Net income	8,289,142
Balance, end of year	$ 1,590,216

See independent auditors' report and notes to financial statements.

Precision Securities, LLC
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2016

As of the audited year ended December 31, 2016, no subordinated liabilities or agreements exist in the financial statements of Precision Securities, LLC.

See independent auditors' report and notes to financial statements

Precision Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net income	$ 8,289,142
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	8,173
Changes in operating assets and liabilities	
Commission receivable	256,311
Deposits with clearing organizations	350,555
Prepaid and other assets	236,729
Accounts payable	(943,545)
Commission payable	784,741
Net cash provided by operating activities	8,982,106
Cash flows used in investing activities	
Capital expenditures	(1,687,189)
Net cash used in investing activities	(1,687,189)
Cash flows from financing activities	
Capital contributions	0
Capital distributions	(7,282,282)
Net cash used in financing activities	(7,282,282)
Net increase in cash	12,635
Cash and cash equivalents,	
Beginning of year	151,625
End of year	$ 164,260
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Taxes	$ 12,800
Interest	$ 0

There were no non-cash activities for the year ended December 31, 2016.

See independent auditors' report and notes to financial statements.

Precision Securities, LLC
Notes to Financial Statements
December 31, 2016

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Precision Securities,, LLC (the "Company"), is a limited liability company under the laws of the State of California. Under the Articles of Organization, the Company shall automatically terminate on March 7, 2025. Members may elect to terminate the Company sooner or continue the Company upon termination as provided in the Articles. Net profit and losses shall be allocated to members in proportion to their membership interests. However, to the extent that loss allocations create a negative capital balance, such losses shall be allocated to other members with positive capital balances based on their membership interests.

The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to five years).

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Income Taxes Income taxes, if any, are the liability of the individual members. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies. The Company is subject to audit by the taxing agencies ending December 31, 2013, 2014, and 2015.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2016 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2016.

Accounts Receivable. Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Precision Securities, LLC
Notes to Financial Statements
December 31, 2016

2. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2016:

	Level 1	*Level 2*	*Level3*	*Total*
December 31, 2016	$ 2,453,056	$ -	$ -	$ 2,453,056

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a lease agreement that expires in December 2017. Rent expense was $58,879 for the year ended December 31, 2016. A $3,514 security deposit is held by the landlord pursuant to the lease agreement. Future minimum lease payments for year ended December 31, 2017 is $42,098.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2016, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts. Additionally, The Company is contractually obligated to maintain its agreement with its clearing firms. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2016 was .68 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2016, the Company had net capital of $1,265,239 which was $1,165,239 in excess of the amount required by the SEC.

Precision Securities, LLC
Notes to Financial Statements
December 31, 2016

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

6. FURNITURE AND EQUIPMENT

Furniture and equipment	$108,970
Less: Accumulated Depreciation	106,281
	$ 2,689

Depreciation expense for the year ended December 31, 2016 was $8,173.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through March 7, 2017 the date at which the financial statements were issued, and determined there are no other items to disclose.

Precision Securities, LLC
Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2016

	Audited	Focus
Total members' equity	$ 1,590,216	$ 1,590,216
Less non-allowable assets		
Other receivables	54,698	54,698
Furniture and equipment	2,689	2,689
Prepaid and other assets	267,590	267,590
Net capital before haircuts on security positions	1,265,239	1,265,239
Less haircuts on security positions		
Options	0	0
Other securities	0	0
Undue concentration	0	0
Net capital	1,265,239	1,265,239
Minimum net capital required	100,000	100,000
Excess net capital	$ 1,165,239	$ 1,165,239
Total aggregate indebtedness	$ 57,523	$ 57,523
Ratio of aggregate indebtedness to net capital	.68	.68

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2016.

See independent auditors' report.

Precision Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2016; and a reconciliation to that calculation is not included herein.

See independent auditors' report

Precision Securities, LLC
Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

See independent auditors' report

Precision Securities, LLC
Assertions Regarding Exemption Provisions

Precision Securities,, LLC, a California limited liability company ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

RonaldBlue&Co.
CPAs and Consultants

Report of Independent Registered Public Accounting Firm

To the Members
Precision Securities, LLC
San Diego, California

Precision Securities, LLC (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since all customer transactions cleared through another broker-dealer on a fully disclosed basis.

We have reviewed management's statements, included in the accompanying exemption report associated with SEC Rule 17a-5, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
March 7, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

precision
SECURITIES LLC
16885 Via Del Campo Ct., Suite 120 • San Diego, CA 92127
Toll Free: (877) 757-8832 • Phone: (858) 673-6653 • Fax: (858) 673-0227

U.S. Securities and Exchange Commission
444 South Flower Street, Suite 900
Los Angeles, CA 90071

To Whom It May Concern:

Precision Securities, LLC Exemption Report

Precision Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):

   (2)(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, Shawn Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Title: Chief Executive Officer
Date: March 1, 2017

MEMBER:

FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
SECURITIES INVESTORS PROTECTION CORPORATION (SIPC)

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED UPON PROCEDURES

To the Members
Precision Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Precision Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Precision Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Precision Securities, LLC's management is responsible for the Precision Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
March 7, 2017

PRECISION SECURITIES, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
13700	2/24/2016	SIPC	$ 12,001.00
13764	7/26/2016	SIPC	13,268.00
1072	2/2/2017	SIPC	16,696.24
		Total payments made	$ 41,965.24

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED UPON PROCEDURES

To the Members
Precision Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Precision Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Precision Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Precision Securities, LLC's management is responsible for the Precision Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
March 7, 2017

PRECISION SECURITIES, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
13700	2/24/2016	SIPC	$ 12,001.00
13764	7/26/2016	SIPC	13,268.00
1072	2/2/2017	SIPC	16,696.24
		Total payments made	$ 41,965.24